บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED
33/133-136 Surawongse Road, Bangkok 10500, Thailand. Tel [redacted]-7071
Facsimile : (66) 0-2236-1982 E-mail : afc[redacted]fiber.com
เลขทะเบียน บมจ. 237

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Asia Fiber Public Company Limited
Rule l2g3-2 (b) Exemption
File No. 82-2842

Ladies and Gentlemen:

Pursuant to Rule 12g3-2 (b) (1) (iii), and on behalf of Asia Fiber Public Company Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-66-2) 237-5928 or (011-66-2) 632-7071 in Bangkok, Thailand if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to Andrew J. Delaney, Esq., Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, New York, NY 10022 in the enclosed self-addressed stamped envelope.

Thank you for your attention.

Very truly yours,

Mr.Chen Namchaisiri

President

Enclosure

(File No. 82-2842)
Annex A to Letter to the SEC
dated November 14, 2005 of
Asia Fiber Public Company Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company' s request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990:

Description of Document	Check if Enclosed
Title: __________ Annual Report Date: as of _______________ Entity requiring item: The Securities Exchange of Thailand (the "SET") pursuant to its rules governing listed companies.	________
Title: Audited Financial Information for Years Ended _______ and _______. Date: as of ________ and - . Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Unaudited Financial Information for Years Ended __________ __, 200__ and 200__ Date: as of __________ __, 200__ and 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Interim Financial Information for Three Months Ended August 30,2005 and Review Report of Certified Public Accountant Date: as of 14 November, 2005 . Entity requiring item: The SET pursuant to its rules governing listed companies.	X
Title: Invitation to Shareholders to Attend Ordinary Meeting on ____________ ___, Date: _____________ ___, Entity requiring item: Pursuant to the Civil and Commercial Code of Thailand.	________

Description of Document	Check if Enclosed
Title: Proxy Form for Ordinary Meeting of Shareholders on ___________ __, 200 __ Date: ___________ __ , 200__ Entity requiring item: Pursuant to the Civil and Commercial Code of Thailand.	________
Title: Prospectus for the Offering of _________________ Shares of Common Stock of the Company Date: ___________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Minutes of the ________________ Shareholders Meeting Date: ___________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Press Release Date: ___________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________

Other:

Title: Date: ___________ __ , 200__ Entity requiring item:	________

ASIA FIBER PUBLIC COMPANY LIMITED

Interim Financial Statements

For the period ended September 30, 2005

and

Review Report of Certified Public Accountant

ASIA FIBER PUBLIC COMPANY LIMITED

Horwath
บริษัท โฮร์เวิร์ธ (ประเทศไทย) จำกัด
HORWATH (THAILAND) LIMITED
Certified Public Accountants
Member Horwath International

REVIEW REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors of Asia Fiber Public Company Limited

I have reviewed the balance sheet of Asia Fiber Public Company Limited as at September 30, 2005, the statements of income, changes in shareholders' equity and cash flows for each of the three-month periods ended September 30, 2005 and 2004. The management of Asia Fiber Public Company Limited is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with auditing standards applicable to review engagements. This Standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. Accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have previously audited the financial statements of Asia Fiber Public Company Limited for the year ended June 30, 2005 in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated August 22, 2005. The Company's balance sheet as at June 30, 2005, which has been presented herein for comparative purpose, is a component of those financial statements, which I have audited and reported thereon. I have not performed any audit procedures subsequent to the date of that report.

(Apichart Sayasit)
Certified Public Accountant
Registration No. 4229

Horwath (Thailand) Limited
Bangkok
November 8, 2005

ASIA FIBER PUBLIC COMPANY LIMITED

87/39 อาคารโมเดอร์นทาวน์ ชั้น 3 ถนนสุขุมวิท 63 (ซอยเอกมัย 3) แขวงคลองตันเหนือ เขตวัฒนา กรุงเทพฯ 10110 โทร : +66 (0) 2381-5558 โทรสาร :+66 (0) 2381-5552
3rd Floor, Modern Town Building, 87/39 Sukhumvit 63 Road (Soi Ekamai 3), Wattana, Bangkok 10110 Thailand. Tel :+66 (0) 2381-5558 Fax :+66 (0) 2381-5552
www.horwath.co.th

ASIA FIBER PUBLIC COMPANY LIMITED

BALANCE SHEETS

AS AT SEPTEMBER 30, 2005 AND JUNE 30, 2005

ASSETS

	Notes	In Thousand Baht	
		September 30, 2005 "Unaudited" "Reviewed"	June 30, 2005 "Audited"
CURRENT ASSETS			
Cash and cash equivalents		34,988	40,536
Trade account receivables - net			
- Related companies	3	99,936	99,889
- Other companies	4	136,239	168,974
Inventories - net		501,064	494,966
Inventories in transit		46,981	90,350
Other current assets		11,872	17,982
Total Current Assets		831,080	912,697
NON-CURRENT ASSETS			
Investment in common shares of associated company - at equity method	5	-	-
Investment in common shares of other company (general investment) - at cost	6	500	500
Property, plant and equipment - net	7, 8	490,447	492,254
Other non-current assets		520	520
Total Non-Current Assets		491,467	493,274
TOTAL ASSETS		1,322,547	1,405,971

ASIA FIBER PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

ASIA FIBER PUBLIC COMPANY LIMITED

BALANCE SHEETS

AS AT SEPTEMBER 30, 2005 AND JUNE 30, 2005

LIABILITIES AND SHAREHOLDERS' EQUITY

	Notes	In Thousand Baht September 30, 2005 "Unaudited" "Reviewed"	 June 30, 2005 "Audited"
CURRENT LIABILITIES			
Short-term loans from financial institutions	7, 8	160,000	272,966
Trade account payables		80,172	42,693
Other current liabilities		29,548	36,108
Total Current Liabilities		269,720	351,767
SHAREHOLDERS' EQUITY			
Share capital			
- Authorized share capital, common share			
100,000,000 shares at Baht 10 par value		1,000,000	1,000,000
- Issued and paid-up share capital, common share			
45,572,498 shares at Baht 10 per share	9	455,725	455,725
Premium on share capital		369,500	369,500
Revaluation increment in land	7	247,992	247,992
Retained earnings (deficit)			
Appropriated for :			
- Legal reserve		16,248	16,248
- General reserve		1,358	1,358
Deficit		(37,996)	(36,619)
Shareholders' Equity - Net		1,052,827	1,054,204
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,322,547	1,405,971

บริษัท เอเซีย ไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

ASIA FIBER PUBLIC COMPANY LIMITED

"Reviewed"

STATEMENTS OF INCOME

FOR EACH OF THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

		In Thousand Baht	
	Note	2005	2004
REVENUES	3		
Net sales		339,830	326,284
Service income		1,856	680
Other income		6,385	6,869
Total Revenues		348,071	333,833
EXPENSES			
Cost of sales		332,521	296,555
Cost of services		1,181	427
Selling and administrative expenses		13,770	16,730
Total Expenses		347,472	313,712
Profit before Interest Expense and Income Tax		599	20,121
Interest Expense		(1,976)	(474)
Income Tax		-	(4,912)
NET PROFIT (LOSS)		(1,377)	14,735
Basic Earnings (Loss) per Share (Baht)		(0.03)	0.32
Weighted Average Number of Common Shares (Shares)		45,572,498	45,572,498

AFC ASIA FIBER PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

"Unaudited"
"Reviewed"

ASIA FIBER PUBLIC COMPANY LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR EACH OF THE THREE-MONTH PERIODS ENDED
SEPTEMBER 30, 2005 AND 2004

	In Thousand Baht						
	Issued and	Premium on	Revaluation	Retained Earnings			
	Paid-up	Share	Increment	Legal	General		
	Share Capital	Capital	in Land	Reserve	Reserve	Deficit	Net
Balance as at July 1, 2005	455,725	369,500	247,992	16,248	1,358	(36,619)	1,054,204
Net loss for the period	-	-	-	-	-	(1,377)	(1,377)
Balance as at September 30, 2005	455,725	369,500	247,992	16,248	1,358	(37,996)	1,052,827
Balance as at July 1, 2004	455,725	369,500	250,082	16,248	1,358	(58,551)	1,034,362
Net profit for the period	-	-	-	-	-	14,735	14,735
Balance as at September 30, 2004	455,725	369,500	250,082	16,248	1,358	(43,816)	1,049,097

ASIA FIBER PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

ASIA FIBER PUBLIC COMPANY LIMITED
STATEMENTS OF CASH FLOWS
FOR EACH OF THE THREE-MONTH PERIODS ENDED
SEPTEMBER 30, 2005 AND 2004

"Unaudited"
"Reviewed"

	In Thousand Baht	
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net profit (loss)	(1,377)	14,735
Adjustments to reconcile net profit (loss) to net cash provided by operating activities		
Reversal of allowance for slow-moving spare parts for machinery	(2)	-
Depreciation	12,161	13,154
Gain on disposal of fixed assets	-	(340)
Use of spare parts for machinery	207	754
Unrealized loss (gain) on foreign exchange - net	17	(170)
Decrease (Increase) in Operating Assets:		
Trade account receivables	32,653	55,470
Inventories	(6,098)	(67,607)
Inventories in transit	43,369	14,066
Other current assets	6,110	1,904
Increase (Decrease) in Operating Liabilities:		
Trade account payables	37,479	2,075
Income tax payable	-	4,912
Other current liabilities	(6,542)	(450)
Net Cash Provided by Operating Activities	117,977	38,503
CASH FLOWS FROM INVESTING ACTIVITIES:		
Decrease in short-term investment in fixed deposit	-	1,654
Cash proceeds from sales of fixed assets	-	340
Purchases of fixed assets	(10,559)	(562)
Net Cash Provided by (Used in) Investing Activities	(10,559)	1,432

ASIA FIBER PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

ASIA FIBER PUBLIC COMPANY LIMITED

STATEMENTS OF CASH FLOWS (Continued)

FOR EACH OF THE THREE-MONTH PERIODS ENDED

SEPTEMBER 30, 2005 AND 2004

"Unaudited"
"Reviewed"

	In Thousand Baht	
	2005	2004
CASH FLOWS FROM FINANCING ACTIVITIES:		
Decrease in short-term loans from financial instutions	(112,966)	(30,000)
Repayments of long-term loan	-	(18,571)
Net Cash Used in Financing Activities	(112,966)	(48,571)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(5,548)	(8,636)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	40,536	49,867
CASH AND CASH EQUIVALENTS AT END OF PERIOD	34,988	41,231
Additional Cash Flow Information:		
Cash payments during the period for:		
- Interest expense	2,064	640
- Withholding income tax deducted at sources	49	19

ASIA FIBER PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

1. BASIS OF INTERIM FINANCIAL STATEMENT PREPARATION

The accompanying interim financial statements have been prepared in Thai language, expressed in Thai Baht, and in conformity with generally accepted accounting principles in Thailand. Accordingly, the accompanying interim financial statements are intended solely to present the financial position, result of operations and cash flows in accordance with accounting principles and practices generally accepted in Thailand.

The interim financial statements have been prepared for providing an update on the financial statements for the year ended June 30, 2005. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended June 30, 2005.

For the convenience of the readers, an English version of interim financial statements has been translated from the Thai language interim financial statements, which are issued for domestic financial reporting purpose.

2. SIGNIFICANT ACCOUNTING POLICIES

The accompanying interim financial statements have been prepared in accordance with generally accepted accounting principles. Accounting policies that have been applied to the preparation of the interim financial statements for each of the three-month periods ended September 30, 2005 and 2004 are similar to those have been applied to the financial statements for the year ended June 30, 2005.

3. TRANSACTIONS WITH RELATED COMPANIES

A portion of the Company's assets and revenues represent transactions occurred with its related parties. These parties are related through common shareholders and/or directorships. Those transactions with related parties as included in the interim financial statements are determined at the prices in line with those occur in the normal course of business based on the market price in general or the price as stipulated in the agreement if no market price exists.

As at September 30, 2005 and June 30, 2005, the related companies consisted of:

Company's Name	Types of Relation	Relationship
Thai Far East Co., Ltd.	Related company	Directorship
T.F.E. Trading Co., Ltd.	Related company	Directorship
Thai Industries Development Co., Ltd.	Related company	Directorship
Asia Garment Co., Ltd.	Related company	Directorship
Thai Sewing Industrial Co., Ltd.	Related company	Directorship
Prachin Power Co., Ltd.	Associated company	Associated and directorship

AFC
บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

As at September 30, 2005 and June 30, 2005, trade account receivables from related companies consisted of:

	In Thousand Baht			
	Balance as at June 30, 2005	Increase	Decrease	Balance as at September 30, 2005
Thai Far East Co., Ltd.	107,507	428	432	107,503
T.F.E. Trading Co., Ltd.	19,324	-	-	19,324
Thai Sewing Industrial Co., Ltd.	-	288	19	269
Asia Garment Co., Ltd.	71	206	84	193
Thai Industries Development Co., Ltd.	340	270	610	-
Total	127,242	1,192	1,145	127,289
Less allowance for doubtful accounts	(27,353)			(27,353)
Net	99,889			99,936

The aging analysis of the above trade account receivables from related companies as at September 30, 2005 and June 30, 2005 are as follows:

	In Thousand Baht	
	September 30, 2005	June 30, 2005
Current to 3 months	863	501
Over 3 months to 6 months	90	-
Over 6 months to 12 months	-	523
Over 12 months	126,336	126,218
Total	127,289	127,242
Less allowance for doubtful accounts	(27,353)	(27,353)
Net	99,936	99,889

As at September 30, 2005 and June 30, 2005, the Company had long-outstanding (more than 6 months) trade account receivables from two related companies (Thai Far East Co., Ltd. and T.F.E. Trading Co., Ltd.) of Baht 126.3 million and Baht 126.7 million, respectively (the outstanding balances from these companies as at September 30, 2005 and June 30, 2005 totalled Baht 126.8 million). The land and construction thereon of such companies are mortgaged as collateral for these receivables. The appraised value (based on report of an independent appraisal firm dated March 26, 2003) amounted to Baht 99.6 million. As at September 30, 2005 and June 30, 2005, the Company provided an allowance for doubtful accounts of Baht 27.4 million for these receivables. The management believes that such allowance is adequate to absorb possible losses on the difference of appraised value and the balance of receivables.

The transactions with the related companies which included in the statements of income for each of the three-month periods ended September 30, 2005 and 2004 are as follows:

		In Thousand Baht	
	Policy of Pricing	2005	2004
Net sales	Market Price	1,114	2,245
Interest income (on delay payment from customers)	Negotiated Agreement	726	726

ASIA FIBER PUBLIC COMPANY LIMITED

4. TRADE ACCOUNT RECEIVABLES - OTHER COMPANIES

The aging analysis of trade account receivables - other companies as at September 30, 2005 and June 30, 2005, are as follows:

	In Thousand Baht	
	September 30, 2005	June 30, 2005
Current to 3 months	143,299	175,273
Over 3 months to 6 months	1,724	2,486
Over 6 months to 12 months	-	-
Over 12 months	4,462	4,461
Total	149,485	182,220
Less allowance for doubtful accounts	(13,246)	(13,246)
Net	136,239	168,974

As at September 30, 2005 and June 30, 2005, the Company has long-outstanding (more than 12 months) trade account receivables totalling Baht 4.5 million. As at September 30, 2005 and June 30, 2005, an allowance for doubtful accounts amounted to Baht 13.2 million. The management believes that such allowance is adequate to absorb possible losses on doubtful accounts.

5. INVESTMENT IN COMMON SHARES OF ASSOCIATED COMPANY – At Equity Method

				In Thousand Baht		
The Company Name	Type of Business	Relationship	% Share Holding	Paid-up Capital	At Cost Method	At Equity Method
As at September 30, 2005						
Prachin Power Co., Ltd.	Electricity Generating	Directorship	31.12	43,286	13,471	-
As at June 30, 2005						
Prachin Power Co., Ltd.	Electricity Generating	Directorship	31.12	43,286	13,471	-

6. INVESTMENT IN COMMON SHARES OF OTHER COMPANY (General Investment) – At Cost

	In Thousand Baht	
	September 30, 2005	June 30, 2005
Thai Caprolactum Public Company Limited	500	500

ASIA FIBER PUBLIC COMPANY LIMITED

7. PROPERTY, PLANT AND EQUIPMENT - NET

The movements of property, plant and equipment during the three-month period ended September 30, 2005 were as follows:

	In Thousand Baht
Beginning balance as at July 1, 2005	492,254
Additions/transfer in	10,559
Disposals/transfer out – net of accumulated depreciation	(207)
Depreciation	(12,161)
Reversal of allowance for slow-moving spare parts for machinery	2
Ending balance as at September 30, 2005	490,447

Depreciation for each of the three-month periods ended September 30, 2005 and 2004 amounting to approximately Baht 12.2 million and Baht 13.2 million, respectively.

The Company appraised its land by following Statement No. 32 issued by the Institute of Certified Accountants and Auditors of Thailand which allows the valuation of property, plant and equipment at appraisal amounts for financial statements reporting purposes.

As at September 30, 2005 and June 30, 2005, the Company's land is stated at the appraised value (based on report of an independent appraisal firm dated March 23, 2005). The excess of appraised value over cost of Baht 248 million is shown as "Revaluation increment in land" under "Shareholders' Equity" in the balance sheets. The revaluation increment in land is not available for dividend distribution.

As at September 30, 2005 and June 30, 2005, certain fixed assets with

a) The original costs totalling Baht 1,877.9 million and Baht 1,872.4 million, respectively, fully depreciated but they are still in active use.

b) The net carrying values totalling Baht 365.9 million and Baht 372.7 million, respectively, are mortgaged/pledged as collateral for bank overdraft lines and short-term loans as discussed in Note 8.

8. SHORT-TERM LOANS FROM FINANCIAL INSTITUTIONS

	In Thousand Baht	
	September 30, 2005	June 30, 2005
Liabilities under trust receipts (interest rate at 3.75% p.a. to 5.62% p.a.)	-	83,149
Short-term loans (interest rate at 3.70% p.a. to 4.55% p.a. as at September 30, 2005 and 3.00% p.a. to 3.75% p.a. as at June 30, 2005)	160,000	189,817
Total	160,000	272,966

As at September 30, 2005, the Company has overdraft lines with several local banks totalling Baht 35 million. An overdraft line of Baht 30 million is collateralized by a part of the Company's land, machinery and equipment as discussed in Note 7.

ASIA FIBER PUBLIC COMPANY LIMITED

Under the terms of trust receipts agreements, certain imported raw materials have been released to the Company in trust of the financial institutions. The Company, therefore, is accountable to the financial institutions for the raw materials.

Short-term loans of Baht 160.0 million and Baht 189.8 million as at September 30, 2005 and June 30, 2005, respectively, are collateralized by a part of the Company's land, building and structure, machinery and equipment as discussed in Note 7.

9. SHARE CAPITAL

At the extraordinary shareholders' meeting held on December 4, 1996, the shareholders passed a special resolution to approve the additional cash contribution towards the Company's capital from Baht 372 million (divided into 37,200,000 shares at Baht 10 par value) to Baht 706.8 million (divided into 70,680,000 shares at Baht 10 par value). This can be made by issuing common shares of 18,600,000 shares and warrants to purchase common shares of 14,880,000 units. The holder of each warrant has the option to purchase 1 common share at the price of Baht 10 per share.

In January 1997, the Company partially received the amount of Baht 83.6 million (8,360,612 shares at Baht 10 par value) towards this increase in share capital, and issued warrants to purchase common shares of 6,688,384 units. In April 1998, a shareholder exercised its warrants to purchase 11,728 common shares at the price of Baht 10 per share.

At the ordinary shareholders' meeting held on October 15, 2001, the shareholders passed a resolution to extend the expired date of the warrants to purchase common shares to January 30, 2006.

In July 2002 and October 2003, two shareholders exercised their warrants to purchase 78 common shares and 80 common shares, respectively at the price of Baht 10 per share.

10. SEGMENTATION OF BUSINESS

	For the three-month period ended September 30, 2005 (In Thousand Baht)		
	Local	Export	Total
Net sales	196,919	142,911	339,830
Services income	1,856	-	1,856
Total	198,775	142,911	341,686
Cost of sales	196,539	135,982	332,521
Cost of services	1,181	-	1,181
Total	197,720	135,982	333,702
Gross profit	1,055	6,929	7,984
Other income			6,385
Selling and administrative expenses			(13,770)
Interest expense			(1,976)
Net loss			(1,377)
Fixed assets			490,447
Others			832,100
Total assets			1,322,547

ASIA FIBER PUBLIC COMPANY LIMITED

	For the three-month period ended September 30, 2004 (In Thousand Baht)		
	Local	Export	Total
Net sales	153,743	172,541	326,284
Services income	680	-	680
Total	154,423	172,541	326,964
Cost of sales	144,397	152,158	296,555
Cost of services	427	-	427
Total	144,824	152,158	296,982
Gross profit	9,599	20,383	29,982
Other income			6,869
Selling and administrative expenses			(16,730)
Interest expense			(474)
Income tax			(4,912)
Net profit			14,735
Fixed assets			524,176
Others			634,547
Total assets			1,158,723

11. OTHERS

As at September 30, 2005, the Company had unused letters of credit amounting to Baht 59.9 million.

ASIA FIBER PUBLIC COMPANY LIMITED